NEWS RELEASE

CURRENT TECHNOLOGY ANNOUNCES DEATH OF CO-FOUNDER

VANCOUVER, British Columbia, July 5, 2007 –The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

”It is with a profound sadness and sense of loss that I announce the death on July 3 of my wife and Current Technology (the “Company”) co-founder Anne Kramer,” states Company CEO Robert Kramer.  Mrs. Kramer served as Chairman of the Board from inception to June 29, 2007 and as Chief Executive Officer from inception to July 5, 2004.

A memorial service celebrating Anne Kramer’s life will be held at 2 pm on Wednesday July 11 at the Boal Chapel in North Vancouver, BC.

 ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the company’s products. In addition, the Company is seeking additional opportunities to enhance shareholder value.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

NEWS RELEASE

CURRENT TECHNOLOGY CORPORATION ANNUAL AND SPECIAL MEETING RESULTS AND APPOINTMENT OF OFFICERS

VANCOUVER, British Columbia, July 2, 2007 – PR Newswire-FirstCall via COMTEX/--The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology Corporation reports the following results at the Annual and Special Meeting of its shareholders held in Vancouver, British Columbia on June 29, 2007:

Motions                                Percentage Approval
Appoint auditor                             100.00%
Elect Robert K. Kramer                 100.00%
Elect Peter W. Bell                        100.00%
Elect Anthony J. Harrison              100.00%
Elect   Douglas Beder                    100.00%
Elect George A. Chen                      99.89%
Approve stock options                     88.99%

Finally, a motion thanking co-founder Anne Kramer for her years of dedicated service passed unanimously. The founding Chief Executive Officer and former Chairman of the Board, Mrs. Kramer was forced to retire due to ill health.

Over 61% of the outstanding shares were represented at the meeting.

The Board of Directors appointed the following officers:

Name	Office
Robert K. Kramer	Chairman of the Board, President and Chief Executive Officer
George A. Chen	Chief Financial Officer
Anthony J. Harrison	Chief Operating Officer
Edward Ma	Secretary

The Board of Directors appointed the following persons to the Audit Committee:
Peter W. Bell, MBA (Chair), Douglas Beder, Ph.D. and Robert K. Kramer, CA, CPA (Illinois)

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the company’s products. In addition, the Company is seeking additional opportunities to enhance shareholder value.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100